Merrill Lynch Florida Municipal Bond Fund

Merrill Lynch New Jersey Municipal Bond Fund

Merrill Lynch Pennsylvania Municipal Bond Fund

Of Merrill Lynch Multi-State Municipal Series Trust (“Registrant”)

SUB-ITEM 77B:   Accountant’s report on internal control

Management’s commentary regarding the material weakness discussed in accountant’s report on internal control

May 18, 2007

To the Securities and Exchange Commission:

The report on internal control of the Registrant’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), is filed with this Form N-SAR/A.  Deloitte’s report describes a control deficiency in the operation of the Registrant’s internal control over financial reporting that Deloitte considers to be a material weakness as of July 31, 2006, as described in their report.

Subsequent to the initial filing of the Registrant’s Form N-SAR, the Registrant identified the following control deficiency that was determined to be a material weakness in the Registrant’s internal control over financial reporting.  The Registrant’s controls related to the review and analysis of relevant terms and conditions of transfers of certain assets pertaining to inverse floater structures were not operating effectively to appropriately determine whether the transfers of assets qualified for sale accounting under the provisions of Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).  As a result these controls did not detect that certain transfers were not appropriately recorded as secured borrowings.  Accordingly, the Registrant’s financial statements as of and for the period ended July 31, 2006, including prior periods where applicable, were restated to appropriately reflect transfers of such securities as secured borrowings and report the related income and expense.  These restatements had no impact on net assets, net asset value per share or total return.

Subsequent to July 31, 2006, but prior to the evaluation of the design and operation of the Registrant’s disclosure controls and procedures at May 18, 2007, the Registrant’s disclosure controls and procedures were modified to enhance the review and analysis of the relevant terms and conditions of transfers of securities in connection with inverse floater structures in light of SFAS 140.